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SECURI 08029166 SSION

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FEB 29 2008

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ANNUAL AUDITED RE...

FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-52331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Provident Securities, Inc. D/B/A
Provident International Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

654 Madison Avenue – Suite 1009
(No. and Street)

NEW YORK	**NY**	**10021**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bishop, Managing Director **(212) 601-2400**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE, 9TH FL	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Mark Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Provident Securities, Inc. D/B/A Provident International Securities, Inc., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Silvia L. Del Rosario
Notary Public

SILVIA L. DEL ROSARIO
Notary Public, State of New York
Registration No. 01DE6078138
Qualified in New York County
Commission Expires July 22, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PROVIDENT INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

PROVIDENT INTERNATIONAL SECURITIES, INC.
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Provident International Securities, Inc.

We have audited the accompanying statement of financial condition of Provident International Securities, Inc. as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Provident International Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	670,411
Due from related parties		220,290
Prepaid expenses and other assets		37,057
TOTAL ASSETS	$	927,758

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	73,173
Shareholder's equity:		
Common stock, $0.01 par value; 100 shares authorized issued and outstanding		1
Additional paid-in capital		1,302,196
Accumulated deficit		(415,032)
Shareholder's equity before receivable from Parent		887,165
Receivable from Parent		(32,580)
Total shareholder's equity		854,585
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	927,758

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Provident International Securities, Inc. (the "Company") was incorporated on December 11, 1998, under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a component of a larger business enterprise and is a wholly owned subsidiary of Provident Financial International LLC, the immediate Parent, which in turn is wholly owned by Provident Group Ltd., a company registered in the British Virgin Islands.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits.

NOTE 4. INCOME TAXES

The Company had net income for the year ended December 31, 2007. However, it has a net operating loss carryforwards (NOL) of approximately $1,224,000. Accordingly, no tax provision was necessary for 2007. The excess loss carryforward of approximately $176,000 may be used to offset future taxable income. The carryforwards expire at various dates through 2025.

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which recognizes both the current and deferred consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. The NOL carryforward of $176,000 may be used to offset future taxable income. The Company has recorded a deferred tax asset of approximately $70,000 related to NOL carryforwards. However, a valuation allowance in the amount of $70,000 was also recorded by the Company at December 31, 2007, for financial reporting purposes. Valuation allowances are established for deferred tax assets when it is more likely than not that a carryforward will not be realized.

NOTE 5. RELATED PARTIES

The Company occasionally advances funds to and receives funds from related parties as support for or reimbursement of operating expenses in the ordinary course of its business activities with these related entities. These balances do not accrue interest and have no defined repayment terms. Amounts due from these related parties totaled $220,290 at December 31, 2007.

Under an agreement dated January 2007, the Company reimbursed its Parent for support services and expenses that are provided by the Parent. The receivable from Parent at December 31, 2007, represented prepayments against these expenses. During 2007, the Company reimbursed its Parent $1,801,649, which consisted of the following:

Payroll and related expenses	$	1,661,057
Rental costs		103,356
Data and communications		37,236
	$	1,801,649

NOTE 6. COMMITMENTS AND CONTINGENCIES

During 2003, the Company was informed that the Florida Office of Financial Institutions and Securities Regulation (FOFISR) had uncovered alleged violations of the Florida Statutes by the Company's Miami, Florida, office, which was closed in 2002. The Company and its attorney believe the claims are without merit and have been attempting to negotiate a mutually agreeable settlement. There has been no communications from FOFISR since 2004. The outcome of this matter and potential liability, if any, cannot be determined at this time.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company had net capital of $597,238, which was $592,238 in excess of the Company's required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2007.

END